MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

March 24, 2010

3.	News Release

A news release dated March 24, 2010, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on March 24, 2010 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On March 24, 2010 TransGlobe announced an operational update on successful Egypt exploration and development programs.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

March 24, 2010

TRANSGLOBE ENERGY CORPORATION ANNOUNCES OPERATIONAL UPDATE ON
SUCCESSFUL EGYPTIAN EXPLORATION AND DEVELOPMENT PROGRAMS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 24, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce an operational update on successful Egypt exploration and development programs.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

In February 2010, the Company successfully fracture stimulated the Arta #9 well in the Nukhul formation. The Arta #9 vertical well is currently producing 210 Bopd and appears to have reached a stabilized production rate. Arta #9 was previously producing 25 Bopd prior to the stimulation.

Following the success of Arta #9, the Company successfully fracture stimulated three additional vertical wells (Arta #2, Arta #4 and Arta #8) in the past week. The wells have been placed on production and the early production rates indicate they will stabilize at similar rates to Arta #9 (approximately 200 Bopd per well).

A multi-staged fracture stimulation program is being designed for the Arta #12 horizontal well drilled in 2009. The stimulation program is expected to be completed in late April/early May, subject to the availability of multi-stage packer equipment.

In addition, the Arta #6 vertical well is planned to be stimulated following the Arta #12 work.

The Hoshia #8 step-out appraisal well was drilled and cased as a multi-zone (Rudeis/Nukhul) oil well. Hoshia #8 was initially completed in the Nukhul formation and is producing 80 Bopd. Hoshia #8 will be evaluated for a potential fracture stimulation treatment similar to the Arta field.

The Hana #21 step-out appraisal well located on the northern end of the Hana field has been cased as a Kareem producer. The drilling rig will move to the southern end of Hana to drill Hana #22 prior to moving to the Arta field to drill a step-out appraisal well at Arta #13.

As previously disclosed, the Company has expanded the 2010 capital program to add a second drilling rig to the West Gharib project in the second quarter of 2010 to accelerate the Nukhul program in the Arta, East Arta, North Hoshia and Hoshia areas.

East Ghazalat Block, Arab Republic of Egypt (50% working interest, subject to Egyptian Government approval)

The second exploration well on the East Ghazalat Block, Safwa #1, was cased as a potential oil well. An oil-bearing interval in the Cretaceous section of the Safwa #1 well was logged and oil samples were recovered during wireline testing. The well was perforated and tested at a rate of 300 Bopd of 38o API oil utilizing the drilling rig. The short term test has confirmed the presence of good reservoir and movable oil. Additional tanks and pumping equipment are required to carry out more extensive production testing so the drilling rig is being moved to the next exploration well.

The third exploration well, Sahab #1, is targeting a Jurassic/Paleozoic prospect with an internal estimate of petroleum initially in place (“PIIP”) of 64 MMBbl in the P-mean case with an upside of 140 MMBbl in the P10 case.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Tel: 403.262.9888
E-mail: investor.relations@trans-globe.com
 Web site: www.trans-globe.com